SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 4, 2019

1.      DATE, TIME AND PLACE: On December 4, 2019, at 10 a.m., in a remote manner.

2.      CALL NOTICE, ATTENDANCE AND PARTICIPATION: Extraordinary Meeting convened pursuant to the Internal Regulations of the Board of Directors, with the attendance of all the Board Members indicated below. The Chief Executive Officer of the Company, Fernando Musa, and Mrs. Marcella Menezes Fagundes and Mrs. Ana Paula Tarossi Silva also attended the meeting. The Chairman of the Board of Directors presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary.

3.      AGENDA AND RESOLUTIONS:

3.1.   Resolutions: After analysis of the proposals submitted for resolution, which were previously forwarded to the Board Members and shall remain filed at the Company’s headquarters, the following resolutions were unanimously taken by the attendees, with the recorded abstention mentioned below:

a)      PD.CA/BAK-42/2019 - Election of the Chief Executive Officer: due to the resignation, submitted by the Chief Executive Officer, Fernando Musa, on November 21, 2019, to the title of Chief Executive Officer of the Company for which he had been elected on May, 9, 2018, which shall be effective only as of January 1, 2020, was approved, with the abstention of the vote of Board Member Roberto Lopes Pontes Simões, the election of Mr. Roberto Lopes Pontes Simões, Brazilian citizen, married under partial property ruling, mechanical engineer, enrolled with the Individual Taxpayer’s Registry of the Ministry of Economy (CPF/ME) under No. 141.330.245-91, bearer of Identity Card (RG) No. 839.142 SSP/BA, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Rua Lemos Monteiro, n° 120, 22° andar, Butantã, São Paulo/SP, CEP 05501-050, to perform the duties of Chief Executive Officer of the Company, as of January 1, 2020, for the remaining term of office which shall end at the time of the meeting of the Board of Directors to take place following the Annual General Meeting to be held in 2021. The Chief Executive Officer hereby elected will take office on January 1, 2020, upon execution of the respective instrument of investiture, and represented for the purposes of article 37, item II, of Law No. 8,934, of November 18, 1994, with wording given by Law No. 10,194, of February 14, 2001, according to the provision of paragraph 1 of article 147, of Law No. 6,404, of December 15, 1976, that he is not prevented by special law nor has he been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith, or property, nor is he subject to a criminal penalty that prohibits, even if temporarily, the access to public positions. He has also presented, in order to comply with the provisions of CVM Rulings No. 358, of January

3, 2002, and No. 367, of May 29, 2002, written statements in accordance with the terms of said Rulings, which have been filed in the headquarters of the Company. In that occasion the votes of gratitude to the resigning Officer for his dedication and contribution during the exercise of his duties were recorded. Due to the election approved above, the Company’s Executive Office shall have, as of January 1, 2020, the following composition: Roberto Lopes Pontes Simões - Chief Executive Officer; Cristiana Lapa Wanderley Sarcedo - Legal Officer; Edison Terra Filho; Marcelo de Oliveira Cerqueira; Marcelo Arantes de Carvalho; Luiz Eduardo Valente Moreira; and Pedro van Langendonck Teixeira de Freitas - Investor Relations Officer.

b)      Call of a Braskem’s Extraordinary General Meeting to resolve upon (i) the replacement of an effective member of the Company’s Board of Directors; and (ii) to establish the Chairman of the Board of Directors amongst the Board Members, under article 19 of the Bylaws: due to the resignation submitted by Board Member Mauro Motta Figueira, on November 29, 2019, to the office of effective member of the Company’s Board of Directors, to which he was elected on May 22, 2019, which shall be effective only after the investiture of his substitute, was unanimously approved the call of an Extraordinary General Meeting to be held at a time and date to be timely set and informed as per the law and rules of the Brazilian Securities and Exchange Commission - CVM, in order to resolve upon (i) the replacement of one (1) effective member of the Board of Directors, appointed by the controlling shareholder, to fulfill the current term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2019; and (ii) establishment of the new Chairman of the Company’s Board of Directors, appointed by the controlling shareholder from the members of the Board of Directors, to fulfill the remainder of the current term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2019. In that occasion the votes of gratitude to the resigning Board Member for his dedication and contribution during the exercise of his duties were recorded.

3.2    SUBJECTS FOR ACKNOWLEDGEMENT: Nothing to record.

3.3    SUBJECTS OF INTEREST TO THE COMPANY: Nothing to record.

4.      ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. Signed: Roberto Lopes Pontes Simões - Chairman; Marcella Menezes Fagundes - Secretary; João Cox Neto; Ana Lucia Poças Zambelli; Fábio Venturelli; Gesner José de Oliveira Filho; João Pinheiro Nogueira Batista; Julio Soares de Moura Neto; Mauro Motta Figueira; Pedro Oliva Marcilio de Sousa; Roberto Faldini; and Rogério Bautista da Nova Moreira.

São Paulo, December 4, 2019.

The above matches the original recorded in the proper book.

[signature]

Marcella Menezes Fagundes

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.